Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: July 8, 2025

The following is a transcript of an interview with Michael Intrator, Chief Executive Officer of CoreWeave, Inc. on July 7, 2025, in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc.

Interview with CoreWeave CEO, Michael Intrator on “Mad Money”

CNBC TV

07 July 2025

Links:

https://mms.tveyes.com/MediaCenterPlayer.aspx?u=aHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZG93bmxvYWRn
YXRld2F5LmFzcHg%2FVXNlcklEPTE0MDkyNzUmTURJRD0yMzkzNTY4NyZNRFNlZWQ9MjYwOSZUeXBlPU1lZGlh

https://mms.tveyes.com/MediaCenterPlayer.aspx?u=aHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZ
G93bmxvYWRnYXRld2F5LmFzcHg%2FVXNlcklEPTE0MDkyNzUmTURJRD0yMzkzNTY5NSZNRFNlZWQ9MjU3NiZUeXBlPU1lZGlh

Jim Cramer: This morning we had some big news from CoreWeave, the data center operator that we've championed. It makes us money by renting out computing power, especially for artificial intelligence. The stock came public with a whimper in March, before going on to become one of the best performers of the year. Today it got hit after CoreWeave announced that it's buying Core Scientific; another data center infrastructure play for $9 billion. All stock deal. These two companies are already longstanding partners. CoreWeave has been paying to lease Core Scientific infrastructure for years. So now they own it outright. Very positive. Hey, given that the stock's up almost 300% from where it came public, they should be using it to pay for acquisition. That's smart. Of course, the market didn't love the transaction. CoreWeave fell more than 3% today. Core Scientific took the plunge of almost 18%, in part because we've been hearing rumors of this deal for a week and a half. So, Core Scientific shares had already run, and the ultimate deal price tag was a little lower than expected. But when it comes to this company, I'm a believer and you know that. But why not go straight to the source with Michael Intrator. He's the co-founder, chairman, CEO of CoreWeave to get a better sense of what's happening here. Welcome back to Mad Money.

Michael Intrator: Thank you for having me. Great to be here.

Jim Cramer:  All right, so, Michael, once again, we have to explain to people that this was actually quite a good deal for you, in part because of your long-standing relationship. Maybe you can tell us about the Core Scientific deal. I know you wanted them even last year for a much lower price. It was worth it even at these prices.

Michael Intrator: Yeah. So one of the things important to understand is that, like the two companies have been working together for an extremely long time. Our first contract with Core Scientific dates back to 2018, where we use them for hosting resources on GPU compute for cryptocurrency mining. And so we really know the team over there. They really know us. There's a lot of synergy between them, the two entities. And there's a lot of positive goodness to be extracted from just the interaction of these two entities. Over the years, we've kind of built and expanded our relationship as our company has evolved. They have evolved with us. They have built up infrastructure that is capable of supporting the type of compute that drives our business forward. The accelerated compute, the HPC. And, you know, we continue to work with them really closely. And it became an opportunity to kind of bring them under the same tent to work with us and to build a larger company that's capable of building and extending the offerings that CoreWeave brings to the most demanding AI clients in the world. And we took advantage of that, and we moved forward in a really great deal with them that I think will be very accretive to both parties.

Jim Cramer: And you mentioned special things that they have, 1.3 gigawatts of existing gross power capacity is really pretty terrific and that you can use that immediately.

Michael Intrator: Yeah. So we've got a pretty big footprint with them already. I think we're about 850MW worth of infrastructure already contracted with them. They've got additional capacity within their fleet. That is, some of it is going to be able to be repurposed to extend our continual build of infrastructure. Some of it probably will be more crypto focused over time.

Jim Cramer: So you're going to keep some of the crypto.

Michael Intrator: We intend to disgorge the company of the crypto only assets, assets that we don't really feel like can be, efficiently or economically converted into HPC.

Jim Cramer: Management of Core Scientific, when I spoke with them, felt that almost everything could be repurposed.

Michael Intrator: Yeah. So, with enough time and money, I think everything could be. It's just a question of which assets are located in jurisdictions and have access to infrastructure that that make it most productive for us.

Jim Cramer: Now it was worth it. Obviously, the deal last year would have been something if you could have been able to get it for $5.75 in cash, though. The way this deals work, the way I look at it, this actually builds your equity up. People have to understand the way you do your accounting and how this makes you even better in terms of less leverage.

Michael Intrator: Yeah, so it actually does take down our leverage. One of the things...

Jim Cramer: You know, because the bears were saying leverage, leverage. You and I were saying 40 bucks given away!

Michael Intrator: Yeah. So you're absolutely right. Like it does it does incrementally bring down our leverage, which is great. And, you know, it really does allow for an opportunity for us to expand our footprint and to ensure that we're in a position to provide best in class infrastructure to our clients.

Jim Cramer: Right now, one thing people have to recognize is that you kind of... made it pretty clear that business is dynamite right now.

Michael Intrator: Yeah. Listen, we're busy. We've got a tremendous amount of demand for the product that we bring to market. You know there's a little bit of a misunderstanding still within the market in terms of how important the software stack that we have built and augmented.

Jim Cramer: People just think you're just like a REIT.

Michael Intrator: Yeah. Look, you and I talked about this right at the beginning. The market's going to take some time to understand the extent of our business and the differentiation that's associated with how we go about running the software that drives the infrastructure.  Earlier this year, we acquired Weights and Biases. And that's a really great example of reaching up the stack into the software layers as opposed to Core Scientific, which is really more down the stack into the physical infrastructure. And by putting that all under the same roof, we feel like we're really able to drive tremendous shareholder value.

Jim Cramer: Now for something that people maybe understand in terms of strength, not everybody got the Nvidia GB 300 NVL72 platform so fast did they?

Michael Intrator: Yeah. So it's not even a question of whether or not they got the platform this fast. It's a question of is there infrastructure? Is there software built to be able to bring that online. And you know, other people got it actually before we did. But our ability to kind of take the infrastructure and operationalize it and deliver it into a performant configuration for commercial use is just unmatched in the market, right.

Jim Cramer: So are you still speaking to Jensen, he's a big shareholder? He expressing that the demand is still incredible.

Michael Intrator: Yeah. You know you're feeling that demand from Jensen. You're feeling it from my peers across the infrastructure and cloud space. There were some very large deals. Ours was a $12 billion deal. There was another extremely large deal that was announced after that in the last few weeks. You know, you're continuing to see broad based demand for the product, for the infrastructure, for the compute to be able to drive artificial intelligence.

Jim Cramer: My sources indicate that there are many private equity firms that feel like, you know what, we got a bit off a little more than we can chew. Maybe we ought to sell them with those deals be accretive to you? Depending on the terms. But private equities, not everybody in private equity knew what the hell they were doing when they went into this business. You told me that would happen. And here it is. It's starting to develop, isn't it?

Michael Intrator: Yeah. So look, I think there are opportunities to position yourselves to take advantage of this wave. And a lot of different folks took different positions in terms of how they wanted to address, you know, the super cycle that AI is driving. And our approach was to really start as close to the base layer as we could. You know, the Core Scientific is another example of how we get down really to, to the bricks and mortar and kind of work our way back up through the physical compute, through the infrastructure stack, all the way up to the top level where you see Weights and Biases or other software extensions.

Jim Cramer: Now, you obviously have been watching the development of Oracle stocks doubled because they're getting in this business. Are they offering the same kind of thing  to a hyperscale as you do?

Michael Intrator:  Oracle has its own set of products that they're offering and they are a formidable competitor. They are one of the companies out there that I think that we compete with in terms of being able to offer infrastructure to, you know, the AI labs that, that are, you know, are offering infrastructure to hyperscalers. But, you know, from our position, we really believe that over time, what's going to differentiate us from anyone else is the software stack that drives the performance that we're able to achieve on our infrastructure.

Jim Cramer: I'm glad you brought that up, because in the time we got to know each other, what I'm trying to explain to people is, look, Oracle is a great company and we know and Safra Catz is great, Larry Ellison's great. But when it comes to core competence, the people I know in this business want to work with you because you guys are what you said. You're kind of like, you parachute in when things are broken, which things do break. You are part of the stack. And in many ways, you are not just a dumb facility. You are a smart facility, which is why people want to partner with you.

Michael Intrator: Yeah. Look, when we built our software stack, we kind of built it from scratch, right? Like, we started with a blank sheet of paper and said, make every decision based on optimization of this infrastructure solution. We're not trying to incorporate any legacy technology. We're not trying to incorporate any history of success or failure. We're really just saying, based on all the options in front of us, what is the best solution? And when you face a problem that way you really can build into your software, into your hardware, into the way that you deliver the compute. Incredible performance enhancing, step functions that just make it really easy to do the work that these companies have to do on our infrastructure.

Jim Cramer: And your suggestion, I saw it myself with my team. I wanted to know for sure that this wasn't just like some empty place where there's just lots of different silos. It's very clear that it's filled with software that works very well with what Jensen brings to the party.

Michael Intrator: Yeah, no, it really is hand in glove. You've got to be able to bring the hardware. You've got to be able to bring the data center, and you've got to be able to bring the software stack to deliver it.

Jim Cramer: Well, once again, congratulations. The stock. I understand how the stock had to be down because of his stock deal. I also know that the shorts are trying to jump all over again. And my advice to them is good luck. That's Michael Intrator, co-founder and CEO of CoreWeave, a deal that we were really behind by the day... The moment it came public. And ever since then.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by CoreWeave that will include a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. A definitive proxy statement/prospectus will be mailed to stockholders of Core Scientific.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that CoreWeave or Core Scientific (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm), in its Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025008302/core-20241231.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm).  Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and Core Scientific stockholder approval for the proposed transaction; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus, available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.